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      [LOGO]  THOMASTON                         NEWS
              FABRICS                         RELEASE




                                         FIRST QUARTER REPORT
                                                 1997

TO THE SHAREHOLDERS:

The new fiscal year for Thomaston Mills, Inc. began on a slow note. Sales for the first quarter ended September 28, 1996 were $68,913,000, up $317,000 from the same quarter last year. The Company had a net after tax loss of $1,191,000 or $.18 per share.

During the quarter, the Company processed higher priced cotton from the old crop and retail demand for consumer products was soft. Pricing in the consumer products and sales yarn areas of the business was low, and these two areas of the business were not profitable during the quarter.

We are in a transition period here at Thomaston Mills. We are very consciously moving the business toward more value added and less import prone products. This change has not been easy and will be slow, but we know we are on the right track.

We are continuing to operate in an austerity mode and will work to further reduce cost and improve the distribution and pricing of our products. New crop cotton will bring lower raw material prices, and capacity utilization should improve when our intensified marketing efforts deliver increased sales volume.

Sincerely,


/s/ Neil H. Hightower
Neil H. Hightower
President and CEO

October 22, 1996


                            THOMASTON MILLS, INC.
                             Post Office Box 311
                           THOMASTON, GEORGIA 30286